SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the six months ended September 30, 2004
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F |X|       Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes |_|                 No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

                               TABLE OF CONTENTS

                                                                          Page

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Recent Developments......................................................   2
Results of Operations....................................................   3
Liquidity and Capital Expenditure........................................   6
Dividends................................................................   7
Income Tax Matters.......................................................   8
Market Risks.............................................................   8
New Accounting Pronouncement.............................................   9
Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Balance Sheets as of September 30,
2004 (Unaudited) and March 31, 2004 (Audited)............................  10
Condensed Consolidated Statements of Operations (Unaudited) for
each of the Six Months Ended September 30, 2004 and 2003 ................  11
Condensed Consolidated Statements of Shareholders' Equity (Unaudited)
for each of the Six Months Ended September 30, 2004 and 2003.............  12
Condensed Consolidated Statements of Cash Flows (Unaudited)
for each of the Six Months Ended September 30, 2004 and 2003.............  13
Notes to the Condensed Consolidated Financial Statements (Unaudited) ....  14

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  For the Six Months Ended September 30, 2004

    In this report on Form 6-K, all references to "we", "our", "us", "Rediff", "rediff.com" and the "Company", unless otherwise relevant to the context, are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India.

    In this report, references to "$" or "US$" or "dollars" or "U.S. Dollars" are to the legal currency of the United States and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. Dollars except in case of our U.S. subsidiaries which are prepared and presented in U.S. Dollars. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. Our financial statements are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). References to a particular "fiscal" or "financial" year are to Rediff's fiscal year ended March 31 of such year.

    Except as otherwise stated herein and for information derived from our financial statements included herein, all translations from Indian Rupees to U.S. Dollars contained in this report are based on the noon buying rate, in the City of New York, on September 30, 2004, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 45.91 per US$1.00.

    This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

    You should read the following discussion together with our unaudited interim condensed consolidated financial statements and the related notes which appear elsewhere in this report. Our discussion and analysis of our financial condition and results of operations are based upon our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, the valuation of investments, income taxes, restructuring costs, contingencies, goodwill impairment and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

RECENT DEVELOPMENTS

India Online Business

    Our registered user base for India Online reached 33 million users as of September 30, 2004, a 19% increase from the number of registered users as of September 30, 2003.

    Since March 31, 2004, we have taken several steps to enhance our portal, increasing its automated features and making it more scaleable.

o We completed development of our content crawling, aggregation and publishing platform, allowing us to aggregate and publish, at a relatively low cost, a variety of channels without actually incurring the expense of creating content. Channels can be viewed in the "Rediff Radar" section of our portal.

o We launched a new platform, "Pay4Clicks", which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement. Users who click on an advertisement are directed to the merchant's website or e-mail address or to the merchant's mobile phone via SMS. Our Pay4Clicks platform is aimed at attracting small- to medium-scale Indian businesses that have little or no online presence or have limited advertising budgets, thereby allowing them to reach a wider market for their products or services.

o We also launched "Rediff Connexions", a social networking service that allows a user to network with other users forming part of his or her online network or to be referred to other users forming part of another network. This platform is targeted at young professionals, entrepreneurs, independent consultants, small business owners and information-seekers.

o We launched a new version of our Rediff BOL instant messenger service. This new version is targeted at young Internet users and offers text, SMS and voice messaging. The voice chat facility is based on peer-to-peer technology that allows Rediff BOL users to chat with other online users anywhere in the world. Users can also send an SMS via Rediff BOL to any Indian mobile phone and can also create an online persona using Rediff BOL's "Avatars" feature.

o We recently introduced a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online vendors. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations.

o We have also recently expanded our services to include offering domain name registrations and website hosting services. This is aimed at attracting small- to medium-scale Indian businesses to register their domain names through us and to allow us to host their websites using our Windows and Linux platforms.

U.S. Publishing Business

    Our U.S. publishing business continues to generate revenues from the publication of India Abroad, India in New York and the Rediff.com U.S. portal. Revenues for India Abroad are generated from subscriptions and advertising, while India in New York generates revenue from advertising alone. The Rediff.com U.S. portal generates revenue from online advertising.

Discontinued Business

    In April 2004, we sold our phone card business, consisting primarily of the "Valucom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to Worldquest Networks Inc ("WQN"). WQN paid US$200,000 of the total consideration at closing with the balance to be paid in twelve equal monthly installments commencing May 2004. In addition, we also sold phone card inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, resulting in additional consideration of US$102,424. Separately, in April 2004, WQN entered into an advertising agreement with Rediff.com, Inc. entitling WQN to exclusive rights to prominent online advertising space on the Rediff.com U.S.A. website. Under the terms of the advertising agreement, WQN is required to pay Rediff US$50,000 for twelve consecutive months commencing in May 2004 for the advertising services. WQN provided both Valucom and Rediff irrevocable letters of credit to secure WQN's remaining obligations under these agreements.

RESULTS OF OPERATIONS

    As described above, we sold our phone card business in April 2004. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone card business qualifies as discontinued operations. The results of operations of the phone card business are disclosed as discontinued operations in our consolidated statements of operations.

    The comparative analysis presented below relates to our continuing operations.

Six Months Ended September 30, 2004 Compared to Six Months Ended September 30, 2003

Revenues

    Total revenues for the six months ended September 30, 2004 increased 26.5% to US$5.54 million from US$ 4.38 million for the six months ended September 30, 2003. This increase was principally attributable to the increase in revenues from our India Online business and to a lesser degree, the increase in revenues from our US publishing business.

         India Online Business
         ---------------------

    We recognized US$2.48 million as revenues for the India Online business for the six months ended September 30, 2004 as compared to US$ 1.53 million for the six months ended September 30, 2003, representing an increase of US$0.95 million, or 62.3%.

    The increase in revenue was mainly due to increases in:

o advertising revenues by US$0.85 million, primarily as a result of an increase in Internet advertising in India, mainly from the consumer products and financial services sectors; and

o fee-based services by US$0.10 million due to an increase in revenues from our subscription services. This resulted from a greater number of users and greater usage of these services.

         U.S. Publishing Business
         ------------------------

    We recognized US$3.06 million in revenues for the U.S. Publishing business for the six months ended September 30, 2004 as compared to US$ 2.85 million for the six months ended September 30, 2003. This represents an increase of US$
0.21 million, or 7.3%, primarily due to an increase in advertising revenues from our Rediff.com US portal.

Cost of revenues

    Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce marketplace related costs and related salaries. For the six months ended September 30, 2004, cost of revenues was US$2.24 million, or 40.6% of total revenues, compared to US$2.54 million, or 58.1% of revenues, for the six months ended September 30, 2003. This represented a decrease of US$0.30 million, or 11.7%, over the previous half year and was mainly attributable to a decrease in the cost of revenue for our India Online business by US$0.21 million.

    The decline in cost of revenues for the India Online business resulted primarily from decreases in editorial costs, e-commerce expenses and expenses for our Rediffmail Mobile operations. Editorial costs decreased as we discontinued certain channels and reduced the purchase of content from certain external news providers. E-commerce expenses decreased primarily due to an increase in recovery of shipping costs from customers, as compared to the previous half-year. Expenses for our Rediffmail Mobile operations declined due to the termination of certain promotional programs. These decreases in costs of revenues were offset to a small degree by an increase in Rediff Radio music streaming costs. The declines in cost of revenues for our U.S. publishing business resulted primarily from a decrease in circulation department salaries due to lower headcount.

Sales and marketing expenses

    Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the six months ended September 30, 2004, sales and marketing expenses were US$1.1 million compared to US$0.8 million for the six months ended September 30, 2003, representing an increase of US$0.30 million, or 36.4%. This increase was primarily due to an increase in advertising and publicity costs as we continued to invest in promoting our brand and services, and an increase in Indian payroll costs as we paid higher commissions to sales employees as a result of higher advertising revenues.

Product development expenses

    Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the six months ended September 30, 2004, product development expenses were US$0.85 million compared to US$0.88 million for the six months ended September 30, 2003, representing a marginal decrease of 3%.

General and administrative expenses

    General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premia, depreciation and sundry administrative costs. For the six months ended September 30, 2004, general and administrative expenses were US$2.37 million compared to US$3.08 million for the six months ended September 30, 2003, representing a decrease of US$0.71 million, or 23.1%. This decrease was primarily due to a decline in depreciation expense, primarily as a result of certain assets being fully depreciated, a decline in allowances for doubtful accounts and reduction in certain other general administrative expenses, such as salaries, staff recruitment, repairs and maintenance expenses and insurance premia.

Other income (expense), net

    Other income (expense), net primarily consists of interest income and foreign exchange gain or loss. During the six months ended September 30, 2004, other income (net) was US$0.34 million compared to an expense (net) of US$0.30 million for the six months ended September 30, 2003, representing an increase of US$0.64 million. Interest income for the six months ended September 30, 2004 was US$0.27 million compared to US$0.08 million for the six months ended September 30, 2003, representing an increase of US$0.19 million. The increase in interest income was due to higher applicable interest rates during the six months ended September 30, 2004 as compared to the six months ended September 30, 2003, mainly due to our holding deposits in Indian Rupees during the six months ended September 30, 2004, as compared to U.S. Dollars during the corresponding period last year. Foreign exchange gain for the half-year ended September 30, 2004 was US$55,000 as compared to a loss of US$0.39 million for the previous half year. The net foreign exchange gain was as a result of the depreciation of the Indian Rupee against the US dollar during the six months ended September 30, 2004, which resulted in a foreign exchange gain on our U.S. Dollar-denominated deposits.

Net loss

    As a result of the foregoing, our net loss from continuing operations was US$0.69 million for the six months ended September 30, 2004 compared to a net loss from continuing operations of US$3.23 million for the six months ended September 30, 2003.

    Our net loss from discontinued operations was US$0.20 million for the six months ended September 30, 2004 as compared to a net loss of US$0.24 million for the six months ended September 30,2003.

LIQUIDITY AND CAPITAL EXPENDITURE

    Our primary liquidity needs have been to finance our losses from operations, acquisitions and capital expenditure. These have been funded primarily from private sales of equity securities, sale of American Depositary Shares ("ADSs") and from cash generated from our operations.

    For the six months ended September 30, 2004 and 2003, we incurred net losses from continuing operations of US$0.69 million and US$3.23 million, respectively. Although our net losses have decreased as a result of, among other reasons, increased revenues and realized cost efficiencies, we may continue to incur net losses and negative cash flows from operations, which will require us to continue to use the proceeds from the issuance of our equity securities and ADSs.

    As of September 30, 2004, our accounts receivable balance was US$1.97 million compared to US$1.9 million as of March 31, 2004, net of allowances of US$1.2 million and US$1.2 million as of September 30, 2004 and March 31, 2004, respectively. This increase was principally due to the increase in our revenues. During the six months ended September 30, 2004 and 2003, we had write-offs or provided allowances of US$67,000 and US$0.17 million for delinquent trade receivables, respectively. These write-offs and allowances constituted 1.2% and 4.1% of total revenues, respectively during these periods.

Cash Flows

                                                          -----------------------------------------------
                                                                    Six Months Ended September 30,
                                                          -----------------------------------------------
                                                                     2004                      2003
                                                          -----------------------------------------------
                                                                             (in US dollars)
                                                          -----------------------------------------------

 Net cash generated from (used in) operating activities:
 - from continuing operations.........................                   36,689              (2,196,267)
 - from discontinued operations.......................                 (425,797)               (293,974)
                                                                     -----------             -----------
    Total.............................................                 (389,108)             (2,490,241)
                                                                     -----------             -----------
 Net cash used in investing activities................                 (192,484)               (450,026)
                                                                     -----------             -----------
 Net cash provided by financing activities............                   10,545                     ---
                                                                     -----------             -----------
 Effect of exchange rate changes on cash..............                 (586,149)                444,793
                                                              ==================        ================
 Net decrease in cash and cash equivalents............               (1,157,196)             (2,495,474)
                                                              ==================        ================

Six Months Ended September 30, 2004

    Net cash generated from continuing operations of US$37,000 during the six months ended September 30, 2004 was primarily attributable to the reduction of our net loss from continuing operations to US$0.69 million, which included non-cash items of depreciation and amortization of US$0.32 million. This was mainly achieved by an improvement in revenues, control over expenditures and better working capital management. Other significant contributors included an increase in accounts payable and accrued liabilities of US$0.74 million and a decrease in other assets of US$115,000, which were partly offset by an increase in prepaid expenses and other current assets of US$0.28 million and an increase in accounts receivable of US$92,000.

    Net cash used in investing activities during the six months ended September 30, 2004 was US$0.19 million, comprising principally purchases of computers, servers and other capital equipment of US$ 0.53 million in connection with the expansion of our network. This was offset primarily by proceeds of US$0.33 million from the sale of our phone card business to WQN.

    Net cash provided by financing activities during the six months ended September 30, 2004 was US$10,545 representing cash received for employee stock options exercised during the period.

Six Months Ended September 30, 2003

    Net cash used in continuing operations of US$2.20 million during the six months ended September 30, 2003 was primarily attributable to a net loss from continuing operations of US$3.23 million, which included non-cash items of depreciation and amortization of US$0.77 million. Other significant contributors included an increase in accounts receivable of US$166,000, decreases in accounts payable and accrued liabilities of US$115,000 and an increase in other assets of US$89,000. These were offset by a reduction in prepaid expenses of US$0.37 million and a decrease in recoverable income taxes of US$0.27 million.

    Net cash used in investing activities during the six months ended September 30, 2003 was US$0.45 million primarily for purchases of computers and other capital equipment in connection with the expansion of our network and our offices.

    No cash was used or provided by financing activities during the six months ended September 30, 2003.

Capital Expenditure

    Our principal capital expenditure is for the purchase of computer equipment, such as servers for our websites and leasehold improvements. For the six months ended September 30, 2004 and 2003, we had capital expenditure of US$0.53 million and US$0.46 million respectively.

DIVIDENDS

    We have not declared or paid any cash dividends on our equity shares since our inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

    We believe our cash balances, liquid assets and cash generated from future operations will be adequate to satisfy anticipated working capital requirements, capital expenditure and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt to fund financing such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs.

INCOME TAX MATTERS

    As of March 31, 2004, we had net operating loss carry forwards for our Indian operations aggregating approximately US$19.2 million, which expire between April 1, 2004 and March 31, 2012. If we do not have sufficient taxable business income or if the applicable period expires, we will lose the potential tax benefit of the relevant losses carried forward.

    As of March 31, 2004, Rediff Holdings Inc., our U.S. subsidiary and the holding company of our Rediff.com Inc. and India Abroad investments, had net operating loss carryovers of approximately US$7.4 million for U.S. federal income tax purposes. These net operating loss carryovers expire in years 2020 through 2024. Whether Rediff Holdings is able to realize the future tax benefits related to its deferred income tax asset is dependent on many factors, including its ability to generate taxable income within the net operating loss carryover period. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required. For the years ended March 31, 2003 and 2004, the provision for current income taxes was US$304,000 and US$5,000, respectively.

    As of March 31, 2004, Value Communications Corporation had a net operating loss carryovers of approximately US$2.8 million for U.S. federal income tax purposes. In April 2004, Valucom sold its business to Worldquest Networks Inc. This sale resulted in a capital gain of approximately US$395,000 accruing to Value Communications Corporation. This capital gain will be offset against the available net operating loss carryovers of US$2.8 million, which will consequently be reduced to approximately US$2.4 million. These net operating loss carryovers will expire in years 2021 through 2024. Following the sale of its business, Valucom currently does not engage in any business activity. Unless Valucom is able to generate taxable income prior to the expiry of such net operating loss carry forward period, it will not be able to realize any future tax benefit. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required.

MARKET RISKS

Foreign Currency Exchange Rate Risk

    The functional currency for our Indian operations is the Indian Rupee. We are exposed to foreign exchange rate fluctuations, principally relating to the fluctuation of the U.S. Dollar against the Indian Rupee. We face foreign exchange risk with respect to funds held in foreign currencies and in particular will have foreign exchange losses with respect to these funds if there is an appreciation in the value of the Indian Rupee compared to such foreign currency. We also face foreign exchange risk from accounts payable to overseas vendors, which we partially mitigate with receipts in foreign currency from overseas customers and balances in foreign currency with overseas banks.

    Prior to October 2003, we held most of the proceeds from our ADS offering in U.S. Dollar denominated accounts. We now hold most of our cash and cash equivalents in Indian Rupee denominated bank accounts. This has enabled us to benefit from higher relative interest rates on Indian Rupees as compared to the U.S. Dollar. The following table sets forth information about our net foreign exchange (U.S. Dollars) exposure as of September 30, 2004:


                                                                    As of September 30, 2004
                                                                         (in thousands)

     Accounts payable in U.S. Dollars........                                            127
     Accounts receivable in U.S. Dollars,
     net of allowance........................                                             68
     Cash balances held in U.S. Dollars......                                          1,046
                                                               -----------------------------------
     Net foreign exchange exposure...........                                            987
                                                               -----------------------------------

    We do not currently try to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. Dollar by one Rupee, the net foreign exchange loss as of September 30, 2004 would be approximately US$21,000.

Interest Rate Risk

    We hold interest-bearing accounts in India as well as outside of India and fluctuations in interest rates impacted our interest earnings for the six months ended September 30, 2004.. These interest rates are linked to interest rates prevailing in India and the United States which generally increased during the six months ended September 30, 2004. We expect that our interest earnings will continue to be impacted in the future by fluctuations in interest rates. For the six month period ended September 30, 2004, a hypothetical 10% increase or decrease in the deposit rates applicable to us during such period would have impacted our six-month interest income by approximately $30,000.

NEW ACCOUNTING PRONOUNCEMENT

    In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments", or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). We are required to apply SFAS 123R to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2005. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

                            REDIFF.COM INDIA LIMITED
            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  As of September 30, 2004 and March 31, 2004

                                                                       As of September 30,     As of March 31,
                                                                       -------------------     ---------------
                                                                             2004                  2004
                                                                             ----                  ----
                                                                          (Unaudited)           (Audited)
                                                                          -----------           ---------
Assets
Current Assets
 Cash and cash equivalents ...................................              US$ 10,481,977      US$ 11,639,173
 Trade accounts receivables - net ............................                   1,972,062           1,884,193
 Other receivables ...........................................                     179,060                   -
 Prepaid expenses and other current assets ...................                   1,284,018           1,111,784
 Assets held for sale ........................................                           -             523,322
 Recoverable income taxes ....................................                     165,840             134,633
                                                                                -----------        ------------
       Total current assets ..................................                  14,082,957          15,293,105
 Property, plant and equipment - net .........................                   1,615,232           1,491,240
 Goodwill - net ..............................................                   7,314,468           7,314,468
 Other assets ................................................                     727,171             768,962
                                                                                -----------        ------------
Total assets .................................................              US$ 23,739,828      US$ 24,867,775
                                                                            ===============     ===============

Liabilities and shareholders' equity
Current liabilities
 Accounts payable and accrued liabilities ....................              US$  3,583,739      US$  3,127,894
 Customer deposits ...........................................                     130,436             208,391
 Unearned revenues ...........................................                     511,567             488,743
                                                                                -----------        ------------
       Total current liabilities..............................                   4,225,742           3,825,028
  Other liabilities ..........................................                      15,843              15,384
                                                                                -----------        ------------
 Total Liabilities ...........................................                   4,241,585           3,840,412
                                                                                -----------        ------------
 Commitments and contingencies (See Note 5)  .................                          --                  --
 Shareholders' equity
   Equity shares: par value -- Rs. 5, Authorized: 24,000,000 shares and 20,000,000 shares at September 30, 2004 and March 31, 2004, respectively; Issued and outstanding: 12,832,050 shares  and
   12,827,425 shares as at September 30, 2004 and March 31, 2004,                1,538,393           1,537,865
   respectively  (See Note 3) ................................
  Additional paid in capital .................................                  76,983,604          76,973,587
  Other comprehensive loss ...................................                  (3,741,698)         (3,089,310)
  Deferred compensation expense ..............................                        (486)               (710)
  Accumulated deficit ........................................                 (55,281,570)        (54,394,069)
                                                                                -----------        ------------
Total shareholders' equity....................................                  19,498,243          21,027,363
                                                                                -----------        ------------
Total liabilities and shareholders' equity ...................             US$  23,739,828      US$ 24,867,775
                                                                           ================     ===============

                                    CONDENSED CONSOLIDATED
                             STATEMENTS OF OPERATIONS (UNAUDITED)
                  For each of the six months ended September 30, 2004 and 2003

                                                         Six months ended September 30,
                                                 -----------------------------------------------

                                                                2004                      2003
                                                 -----------------------------------------------
Operating Revenues

  India Online ...............................              US$2,479,944          US$ 1,527,956

  US Publishing ..............................                 3,055,222              2,848,824
                                                 -----------------------------------------------
Total revenues ...............................                 5,535,166             4,376,780
                                                 -----------------------------------------------
Cost of Revenues

  India Online ...............................                   483,165               697,048

  US Publishing ..............................                 1,761,119             1,844,430
                                                 -----------------------------------------------
  Total cost of revenues .....................                 2,244,284             2,541,478
                                                 -----------------------------------------------
Gross profit .................................                 3,290,882             1,835,302
                                                 -----------------------------------------------
Operating Expenses

  Sales and marketing ........................                 1,095,011               802,743

  Product development ........................                   850,338               876,455

  General and administrative .................                 2,368,618             3,079,239
                                                 -----------------------------------------------
Total operating expenses .....................                 4,313,967             4,758,437
                                                 -----------------------------------------------
Operating loss ...............................                (1,023,085)           (2,923,135)
                                                 -----------------------------------------------
Other income (expense), net:

Interest income ..............................                   271,650                83,103

Foreign exchange gain (loss), net ............                    55,531              (387,983)

Miscellaneous income .........................                     8,976                 3,191
                                                 -----------------------------------------------
                                                                 336,157              (301,689)
                                                 -----------------------------------------------
Loss from continuing operations before income
taxes                                                           (686,928)           (3,224,824)

Income tax expense ...........................                    (4,318)                 (764)
                                                 -----------------------------------------------
Loss from continuing operations ..............                  (691,246)           (3,225,588)

Loss from discontinued operations ............                  (196,255)             (236,020)
                                                 -----------------------------------------------
Net Loss......................................              US$ (887,501)           (3,461,608)
                                                 ===============================================
Weighted average number of equity
shares -- basic and diluted ...................               12,831,665            12,795,200
                                                 ===============================================

Loss per share -- basic and diluted
         continuing operations ...............                US$  (0.05)           US$  (0.25)

         discontinued operations .............                     (0.02)                (0.02)
                                                 -----------------------------------------------

Loss per share -- basic and diluted .........                 US$  (0.07)           US$  (0.27)
                                                 -----------------------------------------------

Loss per ADS -- basic and diluted
         continuing operations ...............                US$  (0.03)           US$  (0.13)

         discontinued operations .............                     (0.01)                (0.01)
                                                 -----------------------------------------------
Loss per ADS -- (where 2 ADSs are equal to 1
equity share)
--basic and diluted ...........................               US$  (0.04)           US$  (0.14)
                                                 -----------------------------------------------




                             CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
                                  For each of the six months ended September 30, 2004 and 2003

---------------------------------------------------------------------------------------------------------------------------------
                                 Equity Shares
                           -------------------------
                                   See Note 3          Additional       Other        Deferred
                           -------------------------      Paid         Compre-      Compensa-
                              Number                       in          hensive        tion         Accumulated
                            of Shares     Amount         Capital         Loss         Expense         Deficit           Total
---------------------------------------------------------------------------------------------------------------------------------

Balance, as of April 1,
2003                       12,795,200 US$ 1,534,308  US$76,903,671  US$ (4,221,694) US$ (1,136)  US$(48,674,227)  US$ 25,540,922

Amortization of
compensation related to
stock option grants                 -             -             -                -         209                -              209

Net loss                                                                                             (3,461,608)      (3,461,608)

Other comprehensive
income-translation
adjustment                          -             -             -         (500,088)          -                -         (500,088)


Balance, as of September
30, 2003                   12,795,200 US$ 1,534,308 US$76,903,671   US$ (3,721,606)  US$  (927) US$ (52,135,835)  US$ 22,579,611


Balance, as of April 1,
2004                       12,827,425 US$ 1,537,865 US$76,973,587   US$ (3,089,310)  US$  (710) US$ (54,394,069)  US$ 21,027,363

Amortization of
compensation related to
stock option grants                 -             -             -                -         224                -              224

Stock options exercised         4,625           528        10,017                -           -                -           10,545

Net loss                                                                                               (887,501)        (887,501)

Other comprehensive
income-translation
adjustment                          -             -             -         (652,388)          -                -         (652,388)

                           ------------------------------------------------------------------------------------------------------
Balance, as of September
30, 2004                   12,832,050 US$ 1,538,393 US$76,983,604   US$ (3,741,698)   US$ (486) US$ (55,281,570)  US$ 19,498,243
                           ======================================================================================================


                   CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                  For each of the six months ended September 30, 2004 and 2003

                                                                                  Six months period ended
                                                                    -----------------------------------------------------
                                                                        September 30, 2004        September 30, 2003
  Cash flows from operating activities
  Net loss                                                           US$         (887,501)         US$      (3,461,608)
  Loss from discontinued operations                                               196,255                      236,020
  Adjustments to reconcile net loss to net cash used
  in operating activities:
    Depreciation and amortization
                                                                                  321,666                      770,902
    Loss on sale of property, plant and equipment                                   5,587                       16,164
    Stock based compensation expense                                                  224                          209
   Changes in assets and liabilities:
      Trade accounts receivable - net                                             (92,271)                    (165,721)
      Prepaid expenses and other current assets                                  (278,500)                     373,531
      Accounts payable, accrued liabilities & accrued expenses                    742,810                     (115,422)
      Unearned revenues and Unexpired subscription revenues                        22,824                        3,130
      Customer deposits                                                           (77,955)                     (39,547)
      Recoverable income taxes                                                    (31,207)                     274,793
      Other assets                                                                114,757                      (88,718)
                                                                    -----------------------------------------------------
      Net cash generated from/ (used in) continuing operations                     36,689                   (2,196,267)
                                                                    -----------------------------------------------------
      Net cash used in discontinued operations                                   (425,797)                    (293,974)
                                                                    -----------------------------------------------------
                               Net cash used in operating activities             (389,108)                  (2,490,241)
                                                                    -----------------------------------------------------

Cash flows from investing activities
  Payments to acquire property, plant and equipment                              (534,517)                    (461,138)
  Proceeds from sale of property, plant and equipment                              17,033                       11,112
  Proceeds from  sale of phone card business *                                    325,000                            -
                                                                    -----------------------------------------------------
                               Net cash used in investing activities             (192,484)                    (450,026)
                                                                    -----------------------------------------------------

Cash flows from financing activities
  Net proceeds from issue of equity shares                                         10,545                            -
                                                                    -----------------------------------------------------
                           Net cash provided by financing activities               10,545                            -
                                                                    -----------------------------------------------------
Effect of exchange rate changes on cash                                          (586,149)                     444,793
Net decrease in cash and cash equivalents                                      (1,157,196)                  (2,495,474)
Cash and cash equivalents at the beginning of the period                       11,639,173                   14,383,786
Cash and cash equivalents at the end of the period                        US$  10,481,977              US$  11,888,312
                                                                    -----------------------------------------------------
  Supplemental disclosure of cash flow information:
    U.S. Federal income taxes paid                                           US$    4,318              US$         764
    Bank interest paid                                                       US$       25              US$         930
____________________________________

* On April 8, 2004, the Company sold its Valucom phone card business to World
Quest Networks ("WQN") for a total consideration of US$500,000. As of September
30, 2004, WQN paid US$325,000 of the consideration, which is disclosed as cash flows from investing activities. The balance of US$175,000 will be paid in seven equal monthly installments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) Basis of preparation:

         The accompanying condensed consolidated financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X under the United States Securities Act of 1933, as amended, which is different in format and presentation from the detailed financial statements presented in our annual report on Form 20-F for the year ended March 31, 2004.

(2) Summarized segment information for each of the six months period ended September 30, 2004 and 2003.


                                                               Six months ended September 30,

                                                    2004                                                2003
                                                    ----                                                ----
                            India Online       U.S. Publishing                     India Online   U.S. Publishing
                               Business            Business           Total          Business         Business          Total

Revenues from external
customers:
Advertising                  US$ 1,626,328       US$ 2,729,009   US$ 4,355,337      US$ 778,431    US$ 2,428,664   US$ 3,207,095
Fee based services                 853,616             326,213       1,179,829          749,525          420,160       1,169,685
                         --------------------------------------------------------------------------------------------------------
                                 2,479,944           3,055,222       5,535,166        1,527,956        2,848,824       4,376,780
                         --------------------------------------------------------------------------------------------------------
Inter segment revenues:
Advertising                          4,398                  --           4,398           26,141           34,000          60,141
                         --------------------------------------------------------------------------------------------------------
Total revenues                   2,484,342           3,055,222       5,539,564        1,554,097        2,882,824       4,436,921
                         --------------------------------------------------------------------------------------------------------
Cost of revenues
-Third-party                       483,165           1,761,119       2,244,284          697,048        1,844,430       2,541,478
                         --------------------------------------------------------------------------------------------------------
Total cost of revenues             483,165           1,761,119       2,244,284          697,048        1,844,430       2,541,478
                         --------------------------------------------------------------------------------------------------------
Segment Gross Profits        US$ 2,001,177       US$ 1,294,103   US$ 3,295,280      US$ 857,049    US$ 1,038,394   US$ 1,895,443
                             =============       =============   =============      ===========    =============   ==============

Segment Assets              US$ 13,801,137       US$ 9,633,175  US$ 23,434,312   US$ 14,886,077    US$ 9,455,389  US$ 24,341,466



         The following is a reconciliation of the segment gross profit to the loss from continuing operations before income taxes of the Company for each of the six months period ended September 30, 2004 and 2003.

                                                            Six months period ended September 30,
                                                                   2004                  2003
                                                                   ----                  ----
            Segment Gross Profit....................       US$  3,295,280        U.S.$ 1,895,443
            Inter-segment expenses...                               4,398                 60,141
            Operating expenses......................            4,313,967              4,758,437
            Other income (loss) ....................              336,157               (301,689)
                                                           --------------            ------------
            Loss from continuing
            operations before income taxes..........       US$   (686,928)       US $ (3,224,824)
                                                           ==============        ================

         Revenues are derived from customers based as follows:

                                                    Six months ended September 30,

                                                        2004                      2003
                                                        ----                      ----
        United States......................      US$ 2,691,452              US$2,570,226
        India..............................          2,637,604                 1,611,548
        Rest of the world..................            206,110                   195,006
        Total revenues.....................      US$ 5,535,166              US$4,376,780
                                                 -------------              ------------


         Net property, plant and equipment by location is as follows:

                                                                                   As of,
                                                                  September 30, 2004        March 31, 2004
                                                                  ------------------        --------------
        India...................................................    US$  1,405,975          US$  1,247,124
        United States...........................................           209,257                 244,116
        Total...................................................    US$  1,615,232          US$  1,491,240



         (3) On August 9, 2004, the authorized share capital of the Company was increased from 20,000,000 Equity Shares to 24,000,000 Equity Shares.

         During the six-month period ended September 30, 2004, the Company issued 9,250 ADSs, representing 4,625 equity shares due to the exercise of stock options pertaining to the Company's 2002 Stock Option Plan ("SOP") at the grant price of US$1.14 per ADS, for aggregate proceeds of US$10,545.

         (4) The Company has adopted the pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148 for its SOP. Had compensation cost for the Company's SOP been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net loss and basic loss per share as reported would have been increased to the pro forma amounts indicated below:


                                                                     Six months ended                   Six months ended
                                                                   September 30, 2004                 September 30, 2003
                                                                   ------------------                 ------------------
Net loss as reported...................................                 US$ (887,501)                    US$ (3,461,608)
Less; Total stock-based employee compensation
expense determined under fair value based method
for all awards.........................................                     (411,244)                          (463,813)
Adjusted pro forma loss................................               US$ (1,298,745)                    US$ (3,925,421)

Loss per share - basic and diluted:
  As reported..........................................                    US$ (0.07)                         US$ (0.27)
  Adjusted pro forma...................................                        (0.10)                             (0.31)


         The fair value of each option is estimated on the date of the grant thereof using the Black-Scholes model with the following assumptions:


                                                  Six months ended               Six months ended
                                                September 30, 2004             September 30, 2003
                                                ------------------             ------------------
        Dividend Yield:                                         0%                             0%
        Expected life:                                     4 years                        4 years
        Risk-free interest rate:                            4.234%                             5%
        Volatility:                                        111.17%                         112.6%


         (5) Commitments and Contingencies:

                  Pending Litigations against the Company:

    Khanna Action

         On April 16, 2001, four of the Company's officers and directors, a group of investment banks that acted as underwriters in the Company's June 2000 initial public offering (the "IPO") and the Company, were named as defendants in Khanna v. Rediff.com India Ltd. et al., (the "Khanna Action"), a class action lawsuit filed in the United States of America. The plaintiffs allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 under the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against the Company and the other defendants setting forth substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

    Shives Action

         On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., (the "Shives Action"), a class action lawsuit filed in the United States of America. Also named as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. The plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including the Company and certain Company's officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against the Company and its officers and directors, the plaintiffs seek unspecified damages. This case has been consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from the Khanna action and Shives action. On January 30, 2004, the Company and its officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004 the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule. At a status conference held on January 26, 2005, the District Court judge set a deadline of June 15, 2005 for pre-trial fact discovery and referred the parties to a magistrate judge for settlement discussions. The District Judge also scheduled a second status conference for June 6, 2005.

         On May 11, 2001, the Company received from its underwriters in its IPO a demand for indemnification of the underwriters' legal fees and liabilities. The board of directors of the Company resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for the Company's cost of defending the class action lawsuits, its indemnification liabilities to its officers and directors, and its indemnification liabilities to its underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at September 30, 2004, the face amount of the D&O Policy is approximately US$19.5 million. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

    RCC Complaint

         On June 21, 2000, the Company and its directors and others were named as accused in a criminal complaint, filed by Mr. Abinav Bhatt, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC. The Complaint alleged that the Company, through its website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. The Writ Petition filed by the Company has been admitted by the High Court of Mumbai. While the Company believes that the lawsuit is without merit, and that the Company and its directors have a valid defense to the Complaint, in the event that the Company is unsuccessful in its defense, the Company and its directors may face both criminal penalties and monetary fines.

    IMI Complaint

         A complaint was filed by the Indian Music Industry ("IMI"), a society representing various music companies in Magistrate's Court India against three of the directors of the Company. The complaint alleges that by providing links to MP3 sites through its directory the Company has been guilty of violating
Section 51 of the Indian Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music, which had not been authorized to be so downloaded by copyright owners who are members of IMI. The directors of the Company filed an application for discharge of the complaint before the Magistrate. However, a recent judgment of the Supreme Court of India has held that applications for discharge cannot be heard by the Magistrate who will be conducting the trial in relation to a pending complaint. As such, the application for discharge of the complaint before the Magistrate now needs to be withdrawn and a fresh application for quashing the complaint will have to be filed in the High Court. Such application is under preparation and will be filed shortly. Although the directors of the Company believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, the directors of the Company could face both criminal penalties and monetary fines.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Rediff.com India Limited
                                            (Registrant)
Date February 4, 2005


                                          By: /s/ Joy Basu
                                             ___________________________________
                                             Name: Joy Basu
                                             Title: Chief Financial Officer